

July 29, 2020

Subject: Certification of Financial Statements by Chief Executive Officer

I, Nicholas Longano, certify that:

(1) the financial statements of ScutiAI,LLC. included in this Form are true and complete in all material respects; and

(2) the tax return information of ScutiAI, LLC. included in this Form reflects accurately the information reported by ScutiAI, LLC. filed for the fiscal years ended 12-31-2019 and for the year to date ending July 29, 2020.

Sincerely,

Nicholas Longano

Nicholas Longano, CEO

7750 Okeechobee Blvd
Ste 4 PMB 2052
West Palm Beach, FL 33411

Scuti.AI LLC

PROFIT AND LOSS

January 1 - July 29, 2020

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Accounting Fees	2,075.00
Advertising & Promotion	1,714.95
Bank Charges & Fees	132.00
Computer - Hosting Services	1,544.52
Computer - Small Hardware	1,086.15
Contractors	87,487.50
Email/Website/Domains	485.45
Legal & Professional Services	10,180.00
Meals & Entertainment	958.96
Office Supplies & Software	792.00
Telephone & Cellular	2,972.22
Travel	997.38
Total Expenses	**$110,426.13**
NET OPERATING INCOME	**$ -110,426.13**
NET INCOME	**$ -110,426.13**

Scuti.AI LLC

BALANCE SHEET

As of July 29, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	6,152.73
Total Bank Accounts	**$6,152.73**
Total Current Assets	**$6,152.73**
Fixed Assets	
Development Costs	796,229.99
Total Fixed Assets	**$796,229.99**
TOTAL ASSETS	**$802,382.72**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Founder's Investment	632,500.00
Member 1 Draws	-22,500.00
Member 1 Investment	169.00
Member 2 Investment	20,000.00
Member 3 Investment	30,000.00
Member 4 Investment	5,000.00
Member 5 Investment	20,000.00
Member 6 Investment	20,000.00
Other Investment Equity	340,278.00
Owner's Draws	-30,300.01
Retained Earnings	-102,338.14
Net Income	-110,426.13
Total Equity	**$802,382.72**
TOTAL LIABILITIES AND EQUITY	**$802,382.72**

Scuti.AI LLC

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Accounting Fees	1,000.00
Advertising & Promotion	140.00
Ask My Accountant	53,000.00
Bank Charges & Fees	240.00
Computer - Hardware	1,305.41
Computer - Small Hardware	984.97
Contractors	8,897.00
Email/Website/Domains	92.31
Guaranteed Payments	22,500.00
Insurance	249.00
Legal & Professional Services	5,039.99
Meals & Entertainment	3,993.25
Office Supplies & Software	590.55
Telephone & Cellular	1,838.44
Travel	2,467.22
Total Expenses	**$102,338.14**
NET OPERATING INCOME	**$ -102,338.14**
NET INCOME	**$ -102,338.14**

Scuti.AI LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	978.86
Total Bank Accounts	**$978.86**
Total Current Assets	**$978.86**
Fixed Assets	
Development Costs	574,430.00
Total Fixed Assets	**$574,430.00**
TOTAL ASSETS	**$575,408.86**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Founder's Investment	315,000.00
Member 1 Draws	-22,500.00
Member 1 Investment	169.00
Member 2 Investment	20,000.00
Member 3 Investment	30,000.00
Member 4 Investment	5,000.00
Member 5 Investment	20,000.00
Member 6 Investment	20,000.00
Other Investment Equity	290,278.00
Owner's Draws	-200.00
Retained Earnings	
Net Income	-102,338.14
Total Equity	**$575,408.86**
TOTAL LIABILITIES AND EQUITY	**$575,408.86**